UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-130681, 333-140649 and 333-140650

CapitalSource Inc.

(Exact name of registrant as specified in its charter)

633 West 5th Street, 33rd Floor

Los Angeles, CA 90071

(213) 443-7700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Commission File Number 333-130681-02, 333-140649-01 and 333-140650-01

CapitalSource Finance LLC

(Exact name of registrant as specified in its charter)

5404 Wisconsin Avenue, 2nd Floor

Chevy Chase, MD 20815

(301) 634-6772

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock, par value $0.01 per share

Depository Shares representing Preferred Stock

7.250% Senior Subordinated Convertible Notes due 2037

Guarantees of 7.250% Senior Subordinated Convertible Notes due 2037*

3.5% Senior Convertible Debentures due 2034

Guarantees of 3.5% Senior Convertible Debentures due 2034*†

4% Senior Subordinated Convertible Debentures due 2034

Guarantees of 4% Senior Subordinated Convertible Debentures due 2034*

1.25% Senior Subordinated Convertible Debentures due 2034

Guarantees of 1.25% Senior Subordinated Convertible Debentures due 2034*†

1.625% Senior Subordinated Convertible Debentures due 2034

Guarantees of 1.625% Senior Subordinated Convertible Debentures due 2034*

Other Debt Securities and Guarantees of Debt Securities

Warrants

Purchase Contracts

Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

* CapitalSource Finance LLC was the registrant in respect of the guarantees.

† CapitalSource Holdings LLC was the registrant in respect of the guarantees.

CapitalSource Inc. was the registrant in respect of all other securities listed above.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 18, 2014	PACWEST BANCORP (as successor by merger to CapitalSource Inc.)

/s/ Kori L. Ogrosky
Name: Kori L. Ogrosky
Title: Executive Vice President, General Counsel & Corporate Secretary

Date: April 18, 2014	CAPITALSOURCE FINANCE LLC

/s/ Kori L. Ogrosky
Name: Kori L. Ogrosky
Title: Authorized Signatory

Date: April 18, 2014	CAPITALSOURCE HOLDINGS LLC

/s/ Kori L. Ogrosky
Name: Kori L. Ogrosky
Title: Authorized Signatory

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

[Signature Page to Form 15]